December 28, 2018 By Electronic Submission	+1 617 526 6000 (t) +1 617 526 5000 (f) www.wilmerhale.com

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Irene Paik

Re: Stealth BioTherapeutics Corp

Confidential Draft Registration Statement on Form F-1

Submitted October 26, 2018

CIK No. 0001696396

Ladies and Gentlemen:

On behalf of Stealth BioTherapeutics Corp (the “Company”), enclosed herewith is the Registration Statement on Form F-1 of the Company (the “Registration Statement”), which the Company is concurrently publicly filing on EDGAR.

The Registration Statement reflects certain revisions in response to comments contained in a letter, dated November 21, 2018 (the “Letter”) from Irene Paik of the Staff (the “Staff”) of the Securities and Exchange Commission to Irene P. McCarthy, the Company’s President and Chief Executive Officer, relating to the Confidential Draft Registration Statement on Form F-1. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. For convenience, the responses are keyed to the numbering of the comments and the headings used in the Staff’s letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement. Page numbers referred to in the responses reference the applicable pages of the Registration Statement.

On behalf of the Company, we advise you as follows:

Overview, page 1

Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109

Beijing Berlin Boston Brussels Denver Frankfurt London Los Angeles New York Palo Alto Washington

December 28, 2018

1.	Please delete your reference to “first-in-class therapy” throughout your registration statement as it implies the product candidate’s approval.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to remove references to “first-in-class therapy,” and further to instead refer to elamipretide on pages 3, 85 and 94 of the Registration Statement as a “first-in-class small peptide,” which the Company believes is well supported by the disclosure in the Registration Statement.

2.

Please expand your discussion of LHON in the summary and throughout your registration statement to disclose that the Phase 2 clinical trial did not meet its primary endpoint. To the extent that your plans to expand the open-label portion of your Phase 2 trial is to assess whether the prior Phase 2 trial results were skewed by the unexpected variability in the placebo group, then please provide that additional information. Additionally, clarify in your risk factor titled, “We are dependent on the success of elamipretide...” that the phase 2 clinical trial failed to meet the primary endpoint. Additionally, expand other risk factor discussions to which these circumstances are applicable.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 2, 19 and 111 of Registration Statement. The Company supplementally advises the Staff that its plans to expand the open-label portion of its Phase 2 trial were independent of an assessment whether the prior Phase 2 trial results were skewed by the unexpected variability in the placebo group.

Our Pipeline, page 3

3.

We note you completed a Phase 1 clinical trial of elamipretide for Dry Age-Related Macular Degeneration and expect to initiate a Phase 2b clinical trial in the first quarter of 2019. Unless you have conducted other Phase 2 trials related to Dry Age-Related Macular Degeneration, please revise your pipeline table to depict the current status for this indication at the end of Phase 1 or on the line between Phase 1 and 2, rather than in the middle of the Phase 2 column.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 86 of Registration Statement.

4.

With respect to SBT-20 and SBT-272, if you have identified specific disease indications related to the development of these product candidates, please disclose them in the table. We note that your use of proceeds does not allocate any proceeds for preclinical development of SBT-20. Please tell us why you believe this product candidate constitutes a material program or delete it from your table.

December 28, 2018

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 62 and 86 of the Registration Statement. Further, the Company respectfully advises the Staff that, while the Company believes SBT-20 and SBT-272 are material to its pipeline expansion, more preclinical work is required to optimize and de-risk later stage clinical development activities. Since these preclinical stage activities are generally funded out of the Company’s working capital, offering proceeds have not been specially allocated to these activities. However, the ongoing preclinical work with these compounds, which is intended to progress them toward further clinical development, is material to the potential of the Company’s mitochondrial medicine pipeline and as such merits specific disclosure.

By contrast, the Company has numerous other compounds in its pipeline in addition to SBT-20, which has already been assessed in Phase 1 safety studies, and SBT-272, which is currently being evaluated in preclinical IND-enabling studies. These other compounds are earlier in development and are not reflected in the pipeline chart pending further characterization and initiation of IND-enabling studies.

5.

Additionally, it appears that you have not yet begun preclinical development of SBT-20. Please revise the table to indicate the current status of your development in the indication you plan to pursue by moving the line depicting your progress to the beginning of the preclinical column, rather than the middle of the column.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 86 of Registration Statement to clarify that it has completed Phase 1/2 and Phase 1 clinical trials of SBT-20 and anticipates selection of the specific indication for a Phase 2 clinical trial.

6.	Given SBT-20’s current stage of development, please clarify in this section the circumstances under which 75 people were exposed to it systemically.

Response: The Company respectfully refers the Staff to its disclosure on pages 122 and 123, which describe the Company’s clinical safety studies of SBT-20.

Explore potential strategic partnerships and alliances to maximize the value of our development programs, page 6

7.

We note your statement that you hold worldwide exclusive rights for elamipretide and SBT-20 and have full ownership of your compound library, including SBT-272. These statements appear contradictory. Please explain how an investor can distinguish something from your compound library from something you license if SBT-272 is the only compound from your library referenced in your registration statement.

December 28, 2018

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 88 of Registration Statement.

Implications of Being an Emerging Growth Company, page 8

8.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company is providing to the Staff on a supplemental basis copies of the written communications, as defined in Rule 405 under the Securities Act, that have been presented to potential investors in reliance on Section 5(d) of the Securities Act.

Use of Proceeds, page 62

9.

Please revise to clarify whether you expect the proceeds, together with existing cash, will be sufficient to fund each of the referenced trials through completion. If you do not, please indicate how far the proceeds of the offering, together with your existing cash, will allow you to proceed. Please also disclose the sources of other funds needed to reach regulatory approval and commercialization for elamipretide. Refer to Item 3.C.1 of Form 20-F.

Response: In response to the Staff’s comment, we have revised the disclosure on page 62 of Registration Statement.

10.

We note that as of September 30, 2018, you had $20 million of outstanding principal under your term loan facility with Hercules. Please advise if any net proceeds will be used to retire any debt. If applicable, please revise to disclose the aggregate amount of indebtedness that will be repaid, including the interest rate and maturity date of the indebtedness. Refer to Item 3.C.4 of Form 20-F.

Response: The Company respectfully advises that it does not intend to use any portion of the proceeds of the offering to make any voluntary prepayments of outstanding principal under our loan facility with Hercules, and the only payments it intends to make under that facility will be regularly scheduled interest and amortization payments as described on pages 76, F-14 and F-32 of Registration Statement.

December 28, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Determination of the Fair Value of common Stock on Grant Dates, page 82

11.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response: The Company acknowledges the Staff’s comment and will provide such an analysis when an estimated offering price range is available.

Our Product Candidates, page 93

12.

The tables on pages on page 93 and 101 include a scale indicating “Favors Placebo” “Favors Elamipretide.” The scale appears to indicate your conclusions about the trial results. Please note that statements regarding efficacy are within the sole authority of the applicable regulator, the FDA, EMA or NMPA. We will not object to presentation of the trial endpoints, the extent to which the end points were met or were not met or the aggregate or summary data collected from your trials, but you should not make statements indicating your conclusions about the efficacy of the trials. Please revise these tables to show the results of the two groups separately without indicating which group of participants experienced better results.]

Response: The Company believes that the forest plots shown on pages 98 and 111 of the Registration Statement are a common presentation designed to illustrate the relative strength of treatment effects and highlight the consistency of the clinical benefit of treatment across multiple endpoints. Further, the Company anticipates presenting this data in the same format to the United States Food and Drug Administration (the “FDA”) at the appropriate time, and the Company respectfully notes that the Integrated Summary of Effectiveness: Guidance for Industry, dated October 2015 and jointly published by the United States Food and Drug Association, the U.S. Department of Health and Human Services, the Center for Drug Evaluation and Research and Center for Biologics Evaluation and Research, specifically cites forest plots as a type of “helpful” graphic display. For ease of reference, the Company is supplementally providing a copy of this industry guidance. As a result, the Company respectfully believes the presentation of the forest plots on pages 98 and 111 is appropriate.

December 28, 2018

Index to Consolidated Financial Statements

Notes to Consolidated Financial Statements

8. Convertible Preferred Shares, page F-16

13.	With respect to the automatic conversion feature afforded to the shareholders of the Series A preferred shares, please revise your disclosure to clarify the stipulations of a “qualified IPO”.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-16 of Registration Statement.

Signatures, page II-7

14.

Please revise your signature page to include a signature line for the principal financial officer and controller or principal accounting officer. To the extent that someone has signed in more than one capacity, indicate each capacity in which he or she has signed. Refer to Instructions for Signatures on Form F-1.

Response: In response to the Staff’s comment, the Company has revised the signature page on page II-7 of Registration Statement.

General

15.	Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.

Response: Other than as included in Registration Statement, the Company does not currently intend to include any additional graphics, visuals or photographs. If the Company determines to include any additional graphics, visuals or photographs in the prospectus, the Company will promptly provide such material to the Staff on a supplemental basis for review prior to its inclusion in any preliminary prospectus distributed to prospective investors.

December 28, 2018

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6633 or facsimile at (617) 526-5000. Thank you for your assistance.

Very truly yours,

/s/ Rosemary G. Reilly
Rosemary G. Reilly

cc:	Irene P. McCarthy, Stealth BioTherapeutics Corp